

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 9, 2008

Mr. Steven Curtis
Chief Financial Officer
Caledonia Mining Corporation
1710-1177 West Hastings Street
Vancouver, B.C. Canada V6E 2L3

> **Re:** **Caledonia Mining Corporation**
> **Form 20-F for the Year Ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 000-13345**

Dear Mr. Curtis:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief